Exhibit 99.1

Dominion Diamond Corporation reports Second Quarter Fiscal 2015 Sales and Production Results and Appointment of Chief Financial Officer

TORONTO, Aug. 19, 2014 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company") reports that the Ekati Diamond Mine and the Diavik Diamond Mine performed exceptionally well in the second fiscal quarter of 2015 (May through July). Rough diamond production, sales and pricing have all exceeded plan. Unless otherwise specified, all financial information is presented in U.S. dollars.

Ekati Diamond Mine Production (100% basis)
For the second consecutive quarter, diamond production at the Ekati Diamond Mine was substantially ahead of plan due to higher than expected grades coupled with operational improvements to the processing plant implemented by the Company over the last 10 months.

For the three months ended July 31, 2014				For the three months ended July 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox(1)	528	185	0.35	821	284	0.35
Koala(2)	231	306	1.32	111	87	0.79
Koala North	48	45	0.94	92	66	0.72
Misery Satellites(3)	184	211	1.14	40	38	0.97
Coarse Ore Rejects ("COR")(4)	69	55	0.80	42	7	0.17
Total(5)	1,061	802	0.76	1,105	483	0.44

For the six months ended July 31, 2014				For the period from April 10, 2013, (date of acquisition) to July 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox(1)	1,198	416	0.35	983	329	0.33
Koala(2)	384	478	1.25	133	103	0.78
Koala North	131	117	0.89	114	87	0.77
Misery Satellites(3)	241	297	1.23	40	38	0.97
COR(4)	69	55	0.80	42	7	0.17
Total(5)	2,022	1,362	0.67	1,311	565	0.43

(1) At the beginning of fiscal 2015, the full year mine plan for the Fox pipe envisaged the processing of 1.7 million tonnes of mineral reserve producing 0.36 million carats at an average grade of 0.21 carats per tonne for fiscal 2015.
(2) At the beginning of fiscal 2015, the full year mine plan for Koala envisaged the processing of 0.87 million tonnes of mineral reserve producing 0.51 million carats at an average grade of 0.59 carats per tonne for fiscal 2015.
(3)The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred resources, and Misery Northeast material. Approximately 71,000 tonnes of Northeast material was processed in the second fiscal quarter, and approximately 76,000 tonnes of this material was processed in the first half of fiscal 2015. The Northeast material is not included in the reserves or resources and is therefore incremental production.
(4)This material is not included in the reserves or resources and is therefore incremental production.
(5) Figures may not add up due to rounding.

Ekati Mining Update
Following the completion of open pit mining at the Fox pipe in May, increased resources have been allocated to waste stripping at the Misery pipe. Mining at Koala underground and Koala North is continuing according to plan, with the final development work for mining the remaining material in Koala North expected to be completed by the end of August 2014.

The Company has received the final approvals to proceed with the development of the Pigeon pipe. The pumping out of the water from the Pigeon test pipe has been completed and waste stripping is expected to commence in August 2014.

During the second quarter, the Company promoted the Misery South and Misery Southwest satellite pipes to inferred mineral resources (total of approximately 3.9 million tonnes at an overall average grade of 1.3 carats per tonne). An updated Ekati Mine Plan including the inferred resource at Misery South and Southwest was published on July 21, 2014.

Ekati Processing Update
The Company estimates that process plant improvements implemented over the last 10 months have increased the recovered grade by approximately 15% during the six month period ending July 31, 2014; the process plant improvements are ongoing. The resulting additional diamonds are not currently included in the reserves and the mine plan. Once the process improvements have been substantially completed, the Company intends to incorporate these higher recovery rates into an updated reserve statement later this year.

Diavik Diamond Mine Production (40% basis)
The Diavik Diamond Mine continues to deliver a strong performance substantially ahead of plan for the second consecutive quarter of fiscal 2015.

For the three months ended July 31, 2014				For the three months ended July 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	64	249	3.87	55	217	3.96
A-154 North	82	175	2.12	79	156	1.98
A-418	101	442	4.36	72	195	2.70
COR	-	5	-	1	34	-
Total(b)	248	870	3.49(a)	207	602	2.76(a)

For the six months ended July 31, 2014				For the six months ended July 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	112	417	3.71	113	461	4.07
A-154 North	179	393	2.19	146	292	2.00
A-418	191	753	3.94	155	489	3.15
COR	2	42	-	2	74	-
Total(b)	484	1,605	3.24(a)	417	1,317	3.00(a)

(a) Grade has been adjusted to exclude COR. COR is not included in the reserves and is therefore incremental production.
(b) Figures may not add up due to rounding.

Diavik Mining Update
Ore mined at the Diavik Diamond Mine was 20% ahead of plan for the three months ended July 31, 2014, and 16% ahead of plan for the fiscal year to date. This performance results from higher production from all three kimberlite pipes due to favorable ground conditions and improved availability of equipment.

Diavik Processing Update
Ore processing was 29% ahead of plan for the three months ended July 31, 2014 and 23% ahead of plan for the fiscal year to date. This was predominately due to greater ore availability as a result of higher mining rates and improved equipment availability, equipment efficiencies and utilization of the processing plant.

Ekati and Diavik Rough Diamond Sales
The Company recorded total second quarter sales of $277.3 million ($261.8 million in Q2 fiscal 2014).

For the three months ended July 31, 2014		For the six months ended July 31, 2014
Sales in $ millions
Ekati rough (100% basis)	$170.3	$263.1
Diavik rough	$107.0	$189.7
Total Sales	$277.3	$452.8
Carats Sold ('000s)
Ekati rough (100% basis)	553	812
Diavik rough	959	1,541
Total carats sold(a)	1,511	2,353

(a) Figures may not add up due to rounding.

Excluded from the Ekati sales recorded in the second quarter were carats produced and sold from the processing of material from the Misery Satellite pipes. During the second quarter, the Company sold an estimated 0.13 million carats of production from the Misery Satellite pipes for estimated proceeds of $10.5 million for an average price per carat of $79, which includes the recovery of small diamonds.

For the six months ended July 31, 2014, the Company sold an estimated 0.23 million carats of production from the Misery Satellite pipes for estimated proceeds of $17.4 million for an average price per carat of $77, which includes the incremental diamond recovery from processing improvements.

The Company now expects the Misery Satellite pipes to commence commercial production (for accounting purposes) on September 1, 2014.

Inventories
The substantial increases in diamond production at both the Ekati and Diavik Diamond Mines during the second quarter of fiscal 2015, together with the decision to keep a consistent blend of Ekati and Diavik goods to supply customers under the new sales contracts (which commenced in August 2014), has resulted in an increase in the diamonds held in inventory at the end of the period.

At July 31, 2014, the Company had rough diamond inventory with an estimated market value of approximately $315 million of which $45 million represents discretionary inventory with the balance being work in progress.

Processing Guidance for Ekati

Reserves Processed	Fiscal 2015	Fiscal 2016
	Tonnes (millions)	Tonnes (millions)
Fox	1.61	0.02
Koala	0.83	1.04
Pigeon	-	1.24

Resource Material Processed	Fiscal 2015	Fiscal 2016
(Inferred Resources not included in reserves above)	Tonnes (millions)	Tonnes (millions)
Misery South & Southwest	0.81	1.14

The Ekati processing plant's capacity of approximately 4.35 million tonnes per year is not fully utilized by the reserves and resources that are included in the mine plan to be processed, as detailed above. The Company plans to use the spare capacity to process additional material from Koala North, the Misery Northeast pipe and COR.  Additionally, the underground kimberlite mined from Koala includes a small portion of inferred resource which can be processed within the existing plant capacity.

At the beginning of fiscal 2015, there were approximately 300,000 to 400,000 tonnes of Koala North that could be mined and processed.  131,000 tonnes were processed in the first half of 2015. It is anticipated that approximately 150,000 tonnes of Koala North will be mined and processed in the second half of fiscal 2015 and that slightly in excess of 50,000 tonnes will be mined and processed in early fiscal year 2016.

The current pit design for the Misery pipe includes the extraction of approximately 200,000 to 300,000 tonnes of Misery Northeast material to gain access to the Misery Main reserves during fiscal 2015 and fiscal 2016.  76,000 tonnes of this material were processed in the first half of fiscal 2015. It is anticipated that slightly over 60,000 tonnes of Misery Northeast material will be excavated and processed in the second half of fiscal 2015 and slightly over 100,000 tonnes of Misery Northeast material will be excavated and processed in fiscal 2016.

It is planned to fill up the remaining spare capacity in the plant with COR. 69,000 tonnes of COR were processed in the first half of fiscal 2015. It is estimated that the Company will process approximately 400,000 tonnes of COR in the second half of fiscal 2015, and 750,000 tonnes of COR in fiscal 2016.

During fiscal 2017, the Misery Main pipe, with a grade of 4 carats per tonne, moves towards full production. Approximately 2.6 million tonnes of reserves are expected to be processed during fiscal 2017, sourced from the Koala, Misery Main and Pigeon kimberlite pipes. An additional 1.29 million tonnes is expected to be sourced from inferred mineral resource from the Misery South and Misery Southwest satellite pipes, as well as a further .02 million tonnes from Lynx (indicated resources). It is planned to fill up the remaining spare capacity in the plant with COR.

Pricing
Based on the average prices per carat achieved by the Company in the second fiscal quarter, the Company has modeled the approximate rough diamond price per carat for each of the Diavik and Ekati kimberlite process plant feed types below. The Ekati prices do not reflect the increased recovery of diamonds from the improvements in processing so as to be consistent with the Company's current reserve estimates.  The rough diamond price of the additional recovered diamonds at Ekati is estimated at between $70 and $100 per carat.

Diavik Ore Type	July 2014 Average Price per Carat (in US dollars)	Ekati Ore Type	July 2014 Average Price per Carat (in US dollars)
A-154 South	$145	Koala	$395
A-154 North	$190	Koala North	$440
A-418	$105	Fox	$315
Coarse Ore Rejects	$50	Misery Satellite Pipes	$90
		Coarse Ore Rejects	$65 - 120
		Recovered Small Diamonds	$70 - 100

As at July 2014, overall pricing was up approximately 8% since the beginning of the calendar year.

Corporate Update
The Company is pleased to announce today the appointment, effective as of September 8, 2014, of Mr Ron Cameron as Chief Financial Officer, reporting to the Chairman and Chief Executive Officer.  Mr Cameron, a Chartered Accountant, comes to the Company with over 30 years of experience across different industries and has served in a variety of senior executive positions.  Mr Cameron will be based in Yellowknife.

Previously, Mr Cameron was an Executive Vice President of Concentra Financial. He also held senior leadership positions in Viterra Inc., SaskFerco and Crown Life Insurance.

Mr Cameron will be replacing Ms Wendy Kei who had agreed to move from Toronto to Yellowknife for a two year period to support the move of the Company's head office.  Ms Kei, who has worked for Dominion for 10 years, will return to Toronto where she will continue to support the Company in a transition role. We would like to take this opportunity to thank Ms Kei for her many valuable contributions and the dedicated service that she has given the Company over the years that she has been part of the management team.

Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company's second quarter sales results disclosed in this news release are preliminary and reflect expected second quarter sales results as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company's interim financial statements. The Company will provide additional financial information and related discussion and analysis about its second quarter financial results when it reports those actual results.

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Ekati Diamond Mine and the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company's mining properties; currency exchange rates; and world and US economic conditions. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company's mining properties, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Qualified person
The scientific and technical information contained in this press release has been prepared under the supervision of Mats Heimersson, P. ENG, an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information:

please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 19-AUG-14